UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ABOVENET, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        00374N107
(CUSIP Number)

Keith Meister Corvex Management LP 712 Fifth Avenue, 23rd Floor New York, New York 10019 (212) 474-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             February 22, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 11 Pages

CUSIP No. 00374N107	Page 2 of 11 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		1,538,535
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,538,535
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,538,535

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.96%

14           Type of Reporting Person (See Instructions)

PN; IA

CUSIP No. 00374N107	Page 3 of 11 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		1,538,535
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 1,538,535
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,538,535

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.96%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 00374N107	Page 4 of 11 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on December 1, 2011 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of AboveNet, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 3.   Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 are incorporated herein by reference.

The Reporting Persons used working capital of the Corvex Master Fund LP (“Corvex Fund”) to purchase the 1,265,535 Shares reported herein and to acquire the call options referenced in Item 6.  The total purchase price for the Shares reported herein was $76,322,519 and the purchase price to acquire such call options was $6,305,273.

Item 4.   Purpose of Transaction.

The responses to Items 3, 5 and 6 are incorporated herein by reference.

On February 22, 2012 Corvex Fund delivered to the Issuer’s principal executive offices, pursuant to the Issuer’s Amended and Restated Bylaws (the “Bylaws”), a Notice of Intent to Nominate Individuals for Election as Directors and Propose Stockholder Business at the Annual Meeting of Stockholders (the “Notice”).  Pursuant to the Notice, Corvex Fund nominated three individuals, Mr. Keith Meister, Mr. Strauss Zelnick, and Mr. Peter Aquino, as nominees and proposed an amendment to the Issuer’s Bylaws that would fix the size of the entire board of directors of the Issuer (the “Board”) at nine members.  There are, to the Reporting Person’s knowledge, currently six directors serving on the Issuer’s Board.  All such nominees have agreed to serve as directors if elected.

A copy of the Notice is attached as Exhibit 3 hereto.

The Reporting Persons believe that the status quo capital structure and corporate strategy of the Issuer are unacceptable for creating maximum shareholder value.  The Reporting Persons believe that the Issuer is undervalued in large part because it is one of the few companies in the sector with an unlevered balance sheet and that has not historically repurchased stock, which has needlessly limited the Issuer’s EBITDA and cash flow growth on a per share basis.  The Reporting Persons believe that the Issuer must improve its inefficient capital structure and return significant capital to shareholders in order to establish a valuation commensurate with its asset quality, revenue growth and profit margin.  Given the Reporting Persons’ belief that the Issuer’s stock is undervalued, the Reporting Persons believe that maximum value for the Issuer would be achieved through improving the capital structure and capital allocation and then pursuing a sale at some later time, in order to capture more of the discount perceived by the Reporting Persons in the current value.  However, if the Issuer is unwilling or unable to significantly lower its cost of capital, the Reporting Persons believe that the Issuer should immediately put itself up for sale to a strategic or financial buyer that can pay significantly in excess of the Issuer’s current valuation through operating and or financial leverage.

The Reporting Persons believe that the Issuer should consider a transaction similar to that set forth below:

(1)	Immediately increase financial leverage to 3.0x Net Debt / LTM EBITDA, which the Reporting Persons believe is a prudent amount of leverage, in line with the Issuer’s peers;

CUSIP No. 00374N107	Page 5 of 11 Pages

(2)
Use the proceeds of the debt offering and excess cash on the balance sheet to repurchase approximately $700 million of its outstanding shares through a Dutch tender with $75.00 per share as the high-end of the price range, with the price representing a 6.7% premium to the February 21, 2012 closing price of $70.27.  If less than $700 million of stock is purchased through the Dutch tender, the Issuer should return the difference between $700 million and the completed amount of the Dutch tender to shareholders in the form of a special dividend immediately after the closing of the tender offer;

(3)
Continue to execute well and grow EBITDA at the double digit growth rate the Issuer has generated over the past several years, which would be significantly higher on a per share basis after leveraging the balance sheet and repurchasing stock;

(4)
Sell itself when a strategic or financial buyer offers to pay a significant premium to the trading price, which should be higher than under the status quo capital structure due to the levered growth of the Issuer at 3.0x Net Debt / LTM EBITDA and the accretion from the significant reduction in the share count at today’s valuation.  If the Issuer continues to execute in the manner it has done historically, the Reporting Persons believe that the Issuer will attract significant sale interest from a large group of traditional telecom companies, alternative carriers and cable companies due to its asset quality and financial profile, as well as the consolidating nature of the telecom industry, which favors strategic buyers.  For example, if the Issuer were to pursue a sale at the end of 2012 after immediately increasing financial leverage to 3.0x Net Debt / LTM EBITDA and repurchasing $700 million of stock through a Dutch tender and then performing in line with Consensus estimates for 2012, the Reporting Persons believe that a sale could achieve a value of $92-103 per share which is 8.75-9.50x Bloomberg Consensus 2013 estimated EBITDA of $259.0 million, an acquisition multiple in line with precedent transactions.  Prices of $92 and $103 would represent a premium of 30.9% and 46.6%, respectively, over the closing price of $70.27 per share on February 21, 2012.  If the Issuer were operating effectively in a levered capital structure and its valuation were commensurate with its higher growth on a per share basis, the Reporting Persons believe that a sale would not necessarily need to occur immediately and instead could be pursued opportunistically as the Issuer’s growth compounds over time.

However, if the Issuer remains unwilling or unable to incur the financial leverage required to maximize shareholder value, as it has been over the past 24 months in attractive debt financing markets, the Reporting Persons believe that the Issuer should immediately pursue a sale.  While such a transaction would not, in the Reporting Person’s view, achieve the value implied by the aforementioned scenario of immediately changing the cost of capital and returning cash to shareholders and then growing earnings for a period of time at a levered rate before selling, the Reporting Persons believe that the value achieved by a sale now would still be significantly above where the Issuer is currently valued and provides a better risk-adjusted return for shareholders than maintaining the status quo.  Assuming Bloomberg Consensus 2012 estimated EBITDA of $240.6 million for the Issuer and an acquisition multiple of

CUSIP No. 00374N107	Page 6 of 11 Pages

8.75-9.50x 2012 estimated EBITDA, an acquisition multiple in line with precedent transactions in the industry, the Reporting Persons believe that a price of at least $81-87 per share could be achieved in such a sale.  Prices of $81 and $87 would represent a premium of 15.3% and 23.8%, respectively, over the closing price of $70.27 per share on February 21, 2012.

The Reporting Persons believe that the Issuer’s collection of assets is highly attractive in the industry and that the Issuer is poised for years of strong operating and financial performance with the powerful secular trend of increasing demand for high bandwidth services driven by such growth factors as cloud computing, increased social networking, data center virtualization and disaster recovery needs.  The Reporting Persons believe that the Issuer should focus on improving its inefficient capital structure, return cash to shareholders and not pursue dilutive acquisitions when the Issuer’s stock is undervalued.

The Reporting Persons hope to work with the Issuer, management and the board to effectuate an outcome that improves the capital structure of the Issuer and creates maximum value for all shareholders.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CORVEX AND/OR ITS AFFILIATES FROM THE STOCKHOLDERS OF ABOVENET, INC. FOR USE AT ITS 2012 ANNUAL MEETING OF STOCKHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. INFORMATION RELATING TO PARTICIPANTS IS CONTAINED IN THE NOTICE ATTACHED HERETO AS EXHIBIT 3. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF ABOVENET, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5.   Interest in Securities of the Issuer.

(a) – (b) Corvex Fund may be deemed to be the beneficial owner of 1,538,535 Shares constituting 1,265,535 Shares held by Corvex Fund and 273,000 Shares underlying the call options referenced in Item 6, which collectively represents approximately 5.96% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of such Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 25,822,393 Shares outstanding as of November 4, 2011 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2011).

(c)           Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Persons.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

CUSIP No. 00374N107	Page 7 of 11 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 273,000 Shares at an exercise price of $38 per Share, which expire on December 31, 2012.

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 273,000 Shares at an exercise price of $38 per share, which expire on the earlier of December 31, 2012 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 00374N107	Page 8 of 11 Pages

Item 7.   Material to be Filed as Exhibits.

Exhibit 1* - Agreement between Corvex and Keith Meister to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

Exhibit 3 - Notice of Intent to Nominate Individuals for Election as Directors and Propose Stockholder Business at the 2012 Annual Meeting of Stockholders.

* Previously filed as an exhibit to the Original Schedule 13D and incorporated herein by reference.

CUSIP No. 00374N107	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

Date: February 22, 2012	KEITH MEISTER

	By:	/s/ Keith Meister

CUSIP No. 00374N107	Page 10 of 11 Pages

EXHIBIT 2

The following table sets forth all transactions with respect to Shares effected since December 23, 2011, by the Reporting Persons on behalf of the Corvex Funds in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 22, 2012. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE/PREMIUM PER OPTION

Open Market Purchase of Shares	02/17/2012	7,500	$70.23

Open Market Purchase of Shares	02/17/2012	11,000	$70.30

Open Market Purchase of Shares	02/14/2012	320	$69.73

Open Market Purchase of Shares	01/31/2012	13,431	$66.32

Open Market Purchase of Shares	01/30/2012	11,870	$66.40

Open Market Purchase of Shares	01/27/2012	1,670	$66.33

Open Market Purchase of Shares	01/26/2012	7,912	$66.62

Open Market Purchase of Shares	01/25/2012	11,679	$66.77

Open Market Purchase of Shares	01/24/2012	2,900	$65.90

Open Market Purchase of Shares	01/24/2012	1,518	$66.51

Open Market Purchase of Shares	01/23/2012	27,730	$66.02

Open Market Purchase of Shares	01/20/2012	4,000	$65.84

Open Market Purchase of Shares	01/13/2012	2,000	$65.00

CUSIP No. 00374N107	Page 11 of 11 Pages

Purchase of Call Options	01/05/2012	2,500(1)	$26.5380(2)

Purchase of Call Options	01/03/2012	10,000(1)	$27.4424(2)

Purchase of Call Options	12/30/2011	18,500(1)	$26.9700(2)

Purchase of Call Options	12/29/2011	20,000(1)	$26.7719(2)

Purchase of Call Options	12/28/2011	17,000(1)	$26.4275(2)

Purchase of Call Options	12/27/2011	20,000(1)	$26.9578(2)

Purchase of Call Options	12/23/2011	20,000(1)	$26.8087(2)

Sale of Put Options	01/05/2012	2,500(3)	$0.01(4)

Sale of Put Options	01/03/2012	10,000(3)	$0.01(4)

Sale of Put Options	12/30/2011	18,500(3)	$0.01(4)

Sale of Put Options	12/29/2011	20,000(3)	$0.01(4)

Sale of Put Options	12/28/2011	17,000(3)	$0.01(4)

Sale of Put Options	12/27/2011	20,000(3)	$0.01(4)

Sale of Put Options	12/23/2011	20,000(3)	$0.01(4)

_______________________

(1)           Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on December 31, 2012.

(2)           This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $38. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3)           Represents shares underlying European-style put options sold in the over the counter market. These put options expire on the earlier of December 31, 2012 or the date on which the corresponding American-style call option described above in footnote 1 is exercised.

(4)           This amount represents the proceeds received from an applicable European-style put option to sell one Share.  The per share exercise price of these put options is $38. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

EXHIBIT 3

February 22, 2012

FACSIMILE, OVERNIGHT DELIVERY AND SAME-DAY HAND DELIVERY

AboveNet, Inc.
360 Hamilton Avenue
White Plains, NY  10601

Attention: Secretary of AboveNet, Inc.

NOTICE OF INTENT TO
NOMINATE INDIVIDUALS FOR ELECTION AS DIRECTORS
AND PROPOSE STOCKHOLDER BUSINESS
AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS
OF ABOVENET, INC.

Corvex Master Fund, LP, a Cayman Islands exempted limited partnership (“Shareholder”), hereby provides notice of its intent to nominate the Nominees (as defined below) for election to the Board of Directors (the “Board”) of AboveNet, Inc., a Delaware corporation (“AboveNet”), and to propose certain other matters for stockholder action (the “Proposal”), in each case at the 2012 annual meeting of stockholders of AboveNet (including any adjournment or postponement thereof, the “2012 Annual Meeting”).

 Shareholder’s principal business is acting as an investment fund, and it is advised by its investment adviser, Corvex Management LP (“Corvex”).  The business address of Shareholder and Corvex is c/o:  712 Fifth Avenue, 23rd Floor, New York, New York  10019, telephone (212) 474-6700.  The general partner of Corvex is controlled by Mr. Keith Meister, who maintains the same business address.  Mr. Meister is also the Managing Partner of Corvex.  As of the date hereof, Shareholder is the beneficial owner of 1,265,535 shares of AboveNet common stock, $0.01 par value per share (“Common Stock”), including 1,000 shares held of record by Shareholder, and additional call options to acquire 273,000 shares of Common Stock (with a strike price of $38 and an expiration date of December 31, 2012).  Thus the beneficial ownership of Common Stock giving effect to the call options is 1,538,535 shares. Shareholder also owns put options to sell 273,000 shares of Common Stock (with a strike price of $38 and an expiration date of December 31, 2012).  Shareholder intends to appear in person (through its representatives) or by proxy at the 2012 Annual Meeting to nominate the Nominees, to propose the additional items set forth in this notice, and to vote its shares of Common Stock.

 This notice of nomination, notice of stockholder business and all Exhibits attached hereto are collectively referred to herein as the “Notice”.  This Notice is delivered pursuant to Article II, Section 1(b) (the “Proposals Requirements”) of the Amended and Restated Bylaws of AboveNet, as amended through December 1, 2011 (the “Bylaws”), and Article II, Section 1(c) (the “Nomination Requirements”) of the Bylaws.  The information included herein represents Shareholder’s best knowledge as of the date hereof.  Shareholder reserves the right, in the event any such information shall be or become inaccurate, to provide corrective information to AboveNet as soon as reasonably practicable, although Shareholder does not commit to update any information that may change from and after the date hereof.

 If this Notice shall be deemed for any reason by a court of competent jurisdiction or otherwise to be ineffective with respect to the nomination of any of the Nominees or the Proposal at the 2012 Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominees and Proposals, as the case may be.

 Shareholder reserves the right to give further notice of additional nominations to be made or additional business to be proposed at the 2012 Annual Meeting or to revise the nominations or business described in this Notice, subject to the applicable requirements of AboveNet’s Bylaws and Delaware law.

 Notice of Nominations for the Election of Directors

 According to publicly available information, the Board currently consists of six members (“Directors”) although the Bylaws provide that the number of directors constituting the whole Board is set at seven.  Shareholder intends to nominate for election, and to solicit proxies from the other AboveNet stockholders to elect each of Keith Meister, Strauss Zelnick and Peter Aquino (the “Nominees”), to the Board at the 2012 Annual Meeting.

 Set forth below is the information required by the Nomination Requirements.  The section headings correspond to the applicable clauses of the Nomination Requirements.  To the extent that information set forth anywhere in this Notice (including the Exhibits hereto and documents incorporated by reference herein) is responsive to a specific item below, each such item shall be deemed to incorporate such information no matter where such information appears in this Notice or in the Exhibits hereto or documents incorporated by reference herein.

(c)(i)(A)	Name, Age, Business Address and, Residence Address of Each Nominee

The name, age, business address and residence address of each Nominee is set forth in Exhibit A.

(c)(i)(B)	Principal Occupation or Employment of Each Nominee

 The principal occupation or employment of each Nominee is set forth in Exhibit A.

(c)(i)(C)	Class and Number of Shares of Stock of AboveNet Beneficially Owned by Each Nominee

 None of the Nominees beneficially owns any shares of AboveNet stock except for Mr. Meister, who may be deemed to be the beneficial owner of the shares of Common Stock as well as the put and call options owned by Shareholder and described in the second paragraph of this Notice.

(c)(i)(D)
Description of All Arrangements or Understandings between the Stockholder and each Nominee and Any Other Person or Persons (naming such Person or Persons) Pursuant to which the Nominations Are to Be Made by the Stockholder

Please see the second paragraph of this Notice for a description of Mr. Meister’s relationship with Shareholder.

(c)(i)(E)
Any other Information Relating to such Person That Is Required To Be Disclosed in Solicitations of Proxies or election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities and Exchange Act of 1934 (as amended)

The information regarding each Nominee that may be required to be disclosed in solicitations of proxies for the election of directors or would otherwise be required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is set forth in Exhibit A.

 Set forth in Exhibit B are written consents of each Nominee evidencing such person’s consent to be named as a Nominee and to serve as a Director if elected.

(c)(ii)	Information Pursuant to Clause (b)(B) of Nomination Requirements

The name and address of Shareholder, as they appear on AboveNet’s books (in Direct Registration form), are set forth below:

Corvex Master Fund LP
712 5th Avenue, 23rd Floor
New York, NY  10019-4135

(c)(ii)	Information Pursuant to Clause (b)(C) of Nomination Requirements

As of the date hereof, Shareholder is the holder of record of 1,000 shares of Common Stock and the beneficial owner of shares of Common Stock, as well as the call options and put options as described in the second paragraph of this Notice.

(c)(ii)	Information Pursuant to Clause (b)(D) of Nomination Requirements

None, other than as a shareholder of AboveNet.

 Notice of Stockholder Business

 In addition to seeking the election of the Nominees as directors on the Board of the 2012 Annual Meeting, Shareholder intends to propose the additional Proposal described below for stockholder action at the 2012 Annual Meeting.

 Set forth below is the information required by the Proposals Requirements.  The section headings correspond to the applicable clauses of the Proposals Requirements.  To the extent that information set forth anywhere in this notice (including the Exhibits hereto and documents incorporated by reference herein) is responsive to a specific item below, each such item shall be deemed to incorporate such information no matter where such information appears in this Notice or in the Exhibits hereto or documents incorporated by reference herein.

(A)	Brief Description of Business Desired to Be Brought Before the 2012 Annual Meeting And Reasons For Conducting Such Business At the Annual Meeting

AMENDMENT OF ABOVENET BYLAWS TO FIX BOARD SIZE AT NINE

Shareholder intends to submit for adoption by AboveNet’s stockholders at the 2012 Annual Meeting a proposed amendment to AboveNet’s Bylaws, to provide that the whole Board shall consist of nine members including, with respect to the Directors to be elected at the 2012 Annual Meeting.  Shareholder is bringing this Proposal before the Annual Meeting in order to amend the Bylaws and set the size of the whole Board at nine.

In connection with the foregoing, Shareholder intends to bring the following resolution before the 2012 Annual Meeting:

 RESOLVED, that ARTICLE III, Section 2 of AboveNet’s Bylaws be and hereby is amended and restated in its entirety to read as follows:

“Section 2. Qualifications and Number.  A director need not be a stockholder or a citizen of the United States.  The number of directors constituting the whole Board shall be nine.”

(B)           Name and Address, as They Appear on AboveNet’s Books, of the Stockholder Proposing such Business

 The response to clause (b)(B) of the Nomination Requirements set forth above is incorporated herein by reference.

 (C)           Class and Number of Shares of AboveNet Beneficially Owned by the Stockholder

The response given in response to clause (b)(C) of the Nomination Requirements set forth above is incorporated herein by reference.

(D)           Any Material Interest of the Stockholder in Such Business

The response given to Clause (b)(D) of the Nomination Requirements set forth above is incorporated herein by reference.

(E)           Any other information that is required to be provided by the Stockholder pursuant to Regulation 14A under the Exchange Act in its capacity as a proponent of a Stockholder Proposal

None.

Shareholder believes that this Notice satisfies the requirements set forth in AboveNet’s Bylaws, including the Proposal Requirements and Nomination Requirements.  If AboveNet believes that this Notice contains any discrepancies or if it believes any additional information is required to be provided, please advise us immediately by contacting Mr. Meister at (212) 474-6700.

CORVEX MANAGEMENT LP

By:	Corvex GP LP,
its general partner

By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Managing Partner

Exhibit A

Additional Information Concerning Nominees

 Identity and Background of Nominees

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Peter D. Aquino Business Address: 7901 Jones Branch Drive, Suite 900 McLean, VA 22102 Residence Address: [Redacted]	50
Mr. Aquino has been the Chairman, President and Chief Executive Officer of Primus Telecom Group, Inc. (NYSE: PTGI), an integrated, full service global telecom company, since October 2010.  He has served on the PTGi board of directors since July of 2009.  Prior to leading PTGi, Mr. Aquino served as the President and Chief Executive Officer of RCN Corporation (NASDAQ: RCNI), a Triple Play cable HDTV provider and metro fiber transport company primarily in the northeast United States, from December 2004 to August 2010.  He led RCN Corporation through a restructuring, turnaround, and ultimate sale in 2010.

Previously, Mr. Aquino consulted for Communications Technology Advisors, focusing on restructuring telecom and media companies from 2002 to 2004.  Mr. Aquino was the Chief Operating Officer and management consultant for Veninfotel, LLC, one of the first Latin American integrated broadband providers, headquartered in Caracas, Venezuela, from 1995 to 2002.  Mr. Aquino was responsible for design, construction, and operation of a state-of-the-art high capacity fiber / broadband network in nine major cities throughout Venezuela.  Mr. Aquino began his career at New Jersey Bell / Bell Atlantic (now Verizon) in 1983, and advanced through various positions in finance, operations, regulatory, and corporate development before leaving in 1995.

Mr. Aquino currently serves as a director of TiVo, Inc. (NASDAQ: TIVO) and as a director and Chairman of the Compensation Committee of United Way of America.

Mr. Aquino holds a BS in Business Administration from Montclair State University and an MBA from George Washington University.

Additional Information Concerning Nominees

 Identity and Background of Nominees

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Keith Meister Business Address: 712 Fifth Avenue 23rd Floor New York, NY 10019 Residence Address: [Redacted]	38
Mr. Meister is the founder of, and has been managing partner of, Corvex Management LP, a fundamental and event-oriented investment management firm, since December 2010.  From August 2003 until August 2010 he served as Vice Chairman of the board of directors of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P., a diversified holding company with approximately $20 billion in assets across a variety of industries, including investment management, automotive, metals, real estate and home fashion. From August 2003 through March 2006, Mr. Meister also served as Chief Executive Officer of Icahn Enterprises G.P. Inc., and from March 2006 until August 2010, Mr. Meister served as Principal Executive Officer of Icahn Enterprises G.P. Inc.

From November 2004 until August 2010, Mr. Meister was also a Senior Managing Director of Icahn Capital LP. From June 2002 until August 2010, Mr. Meister served as senior investment analyst of High River Limited Partnership, an entity primarily engaged in the business of holding and investing in securities.

Mr. Meister currently serves on the board of directors of Motorola Mobility, Inc. (NYSE: MMI). In the last five years, Mr. Meister previously served as a director of Motorola, Inc., XO Holdings, Inc., Federal-Mogul Corporation, WCI Communities, Inc. and American Railcar Industries, Inc.

Mr. Meister holds a BA in Government from Harvard University.

Additional Information Concerning Nominees

 Identity and Background of Nominees

Name, Business Address and Residence Address	Age	Business Experience and Principal Occupation or Employment During the Past Five Years
Strauss Zelnick Business Address: 19 West 44th Street 18th Floor New York, NY 10036 Residence Address: [Redacted]	54
Mr. Zelnick co-founded ZelnickMedia in 2001. Mr. Zelnick currently represents ZelnickMedia on the boards of Alloy, Inc. and Naylor Inc., and serves as Chief Executive Officer and Chairman of the Board of Directors of Take-Two Interactive Software, Inc. (NASDAQ: TTWO).  Prior to forming ZelnickMedia, Mr. Zelnick was President and Chief Executive Officer of BMG Entertainment, a $4.7 billion music and entertainment company with more than 200 record labels and operations in 54 countries. Before joining BMG Entertainment, Mr. Zelnick was President and Chief Executive Officer of Crystal Dynamics, a producer and distributor of interactive entertainment software. Prior to that, he spent four years as President and Chief Operating Officer of 20th Century Fox, where he managed all aspects of Fox Inc.’s worldwide motion picture production and distribution business.

Previously, he spent three years at Vestron Inc., two as the company’s President and Chief Operating Officer. Mr. Zelnick also served as Vice President, International Television at Columbia Pictures. Mr. Zelnick is a director of Starwood Property Group, Inc. (NYSE: STWD) and served previously on the boards of Reed Elsevier NV, Carver Bancorp, Inc., Insignia Financial Group, Inc. and Moviefone Inc., among other companies.
Mr. Zelnick is a Trustee Emeritus of Wesleyan University and holds a BA from Wesleyan University, an MBA from The Harvard Business School and a JD from The Harvard Law School

Additional Information Regarding Nominees

 By virtue of Instruction 3 of Item 4 of Schedule 14A, each Nominee would be considered a “participant”.

According to AboveNet’s public filings, if elected as Directors, the Nominees would receive, as non-employee Directors of AboveNet, an annual retainer of $60,000, plus a fee of $2,500 for each Board or committee meeting attended in person and for every telephonic meeting exceeding one hour or $500 for every telephonic Board or committee meeting that is less than one hour, and stock option grants under AboveNet’s equity incentive plans.  The chairman of the Board receives an additional $30,000 annual retainer, the chairman of the Strategy Committee receives an additional $80,000 annual retainer, and the chairman of the Audit Committee receives an additional $10,000 retainer.  The Compensation Committee assists the Board in establishing the cash component and the number of options granted to non-employee Directors.   AboveNet also reimburses its non-employee directors for their reasonable out-of-pocket expenses in connection with attendance at AboveNet Board, committee and stockholder meetings, and other company business.  Non-employee directors of AboveNet are eligible to participate in the AboveNet, Inc. 2011 Equity Incentive Plan.  Each of the Nominees, if elected, would be indemnified by AboveNet for service as a director to the same extent indemnification is provided to other directors under AboveNet’s Amended and Restated Certificate of Incorporation and Bylaws.  In addition, Shareholder believes that, upon election, the Nominees would be covered by AboveNet’s officer and director liability insurance, if any, and be entitled to any other benefits made available to the other directors of AboveNet.  All information regarding AboveNet’s director compensation and benefits arrangements set forth in this paragraph is derived solely from AboveNet’s public filings with the SEC, and Shareholder disclaims any responsibility for the foregoing.

 If elected to the Board, the Nominees will not receive any compensation from Shareholder or any of its affiliates for their service as directors of AboveNet.

Other than as disclosed herein:

None of the Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2012 Annual Meeting.

During the past ten years, none of the Nominees has been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

No Nominee owns beneficially, directly or indirectly, or of record but not beneficially, any securities of AboveNet (or any parent or subsidiary of AboveNet).  No Nominee has, to his knowledge, purchased or sold any securities of AboveNet within the past two years; provided that such securities may have been purchased or sold without his knowledge for accounts of such Nominee managed by independent investment managers having control over the purchase and sale decisions with respect thereto. Because Mr. Meister may be deemed to be the beneficial owner of the Common Stock and put and call options owned by Shareholder, the purchases and sales of any securities of AboveNet by Shareholder within the past two years are set forth on Exhibit C.

 None of the Nominees is, or has been within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of AboveNet, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

 No associate of any Nominee owns beneficially, directly or indirectly, any securities of AboveNet.

 None of the Nominees, any of their immediate family members or any entity in which any Nominee is an executive officer or partner or of whose equity interests any Nominee is the beneficial owner, directly or indirectly, of 10% or more, has had or will have a direct or indirect material interest in any transaction since the beginning of

AboveNet’s last fiscal year or any currently proposed transaction to which AboveNet or any of its subsidiaries was or is to be a participant in which the amount involved exceeds $120,000.

None of the Nominees, or any of their associates, has any arrangement or understanding with any person with respect to any future employment with AboveNet, or any of their respective affiliates or with respect to any future transactions to which AboveNet, or any of their respective affiliates will or may be a party.

 There are no material proceedings to which any of the Nominees or any of their associates is a party adverse to AboveNet or any of its subsidiaries or has a material interest adverse to AboveNet or any of its subsidiaries.

 None of the Nominees has held any positions or offices with AboveNet.

There are no arrangements or understandings between any Nominee and any other person pursuant to which such Nominee was or is to be selected as a nominee for election as a Director.

 There exist no family relationships among the Nominees or between any of the Nominees and any Director or executive officer of AboveNet.

 During the past ten years, none of the Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K.

 Shareholder believes that each of the Nominees would be considered an independent director of AboveNet within the meaning of Item 407(a) of Regulation S-K and under AboveNet’s Governance and Nominating Committee Charter.

 None of the Nominees or any of their associates has received any compensation or bonus from or in respect of services rendered on behalf of AboveNet that is required to be disclosed under Item 402 of Regulation S-K or is subject to any arrangement described in Item 402 of Regulation S-K.

Exhibit B

Consents of Nominees

CONSENT

I hereby consent to:

(a)	being nominated by Corvex Master Fund LP, a Cayman Islands exempted limited partnership (“Corvex”), for election as a director of AboveNet, Inc., a Delaware corporation (“AboveNet”);
(b)
being named as a nominee in the proxy statement or related material prepared by Corvex or AboveNet, among other things, relating to the election of directors at the AboveNet 2012 annual meeting of stockholders; and

(c)	serving as a director of AboveNet, if elected.

By:	/s/ Peter D. Aquino
Name:	Peter D. Aquino

Dated: February 22, 2012

CONSENT

I hereby consent to:

(a)	being nominated by Corvex Master Fund LP, a Cayman Islands exempted limited partnership (“Corvex”), for election as a director of AboveNet, Inc., a Delaware corporation (“AboveNet”);
(b)
being named as a nominee in the proxy statement or related material prepared by Corvex or AboveNet, among other things, relating to the election of directors at the AboveNet 2012 annual meeting of stockholders; and

(c)	serving as a director of AboveNet, if elected.

By:	/s/ Keith Meister
Name:	Keith Meister

Dated: February 21, 2012

CONSENT

I hereby consent to:

(a)	being nominated by Corvex Master Fund LP, a Cayman Islands exempted limited partnership (“Corvex”), for election as a director of AboveNet, Inc., a Delaware corporation (“AboveNet”);
(b)
being named as a nominee in the proxy statement or related material prepared by Corvex or AboveNet, among other things, relating to the election of directors at the AboveNet 2012 annual meeting of stockholders; and

(c)	serving as a director of AboveNet, if elected.

By:	/s/ Strauss Zelnick
Name:	Strauss Zelnick

Dated: February 22, 2012

Exhibit C

Transactions in the Securities of AboveNet, Inc. on Behalf of Shareholder in the Past Two Years

The following table sets forth all transactions by Shareholder with respect to Common Stock effected since February 22, 2010, inclusive of any transactions effected through 3:00 p.m., New York City time, on February 22, 2012. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Date of Transaction	Amount of Securities Purchased (Sold)

Open Market Purchase of Shares	3/1/2011	30,000
Open Market Purchase of Shares	3/1/2011	30,000
Open Market Purchase of Shares	3/2/2011	58,600
Open Market Purchase of Shares	3/2/2011	11,710
Open Market Purchase of Shares	3/3/2011	2,207
Open Market Purchase of Shares	3/3/2011	85,200
Open Market Purchase of Shares	3/4/2011	11,051
Open Market Purchase of Shares	3/4/2011	25,000
Open Market Purchase of Shares	3/7/2011	12,227
Open Market Purchase of Shares	3/7/2011	55,000
Open Market Purchase of Shares	3/9/2011	135,000
Open Market Purchase of Shares	3/10/2011	2,700
Open Market Purchase of Shares	3/10/2011	9,000
Open Market Purchase of Shares	3/11/2011	15,000
Open Market Purchase of Shares	3/11/2011	2,100
Open Market Purchase of Shares	3/14/2011	10,000
Open Market Purchase of Shares	3/14/2011	15,107
Open Market Purchase of Shares	3/15/2011	6,163
Open Market Purchase of Shares	3/15/2011	16,436
Open Market Purchase of Shares	3/16/2011	2,000
Open Market Purchase of Shares	3/16/2011	13,800
Open Market Purchase of Shares	3/17/2011	1,800
Open Market Purchase of Shares	3/17/2011	21,500
Open Market Purchase of Shares	3/31/2011	6,399
Open Market Purchase of Shares	4/7/2011	214
Open Market Purchase of Shares	4/8/2011	30,900
Open Market Purchase of Shares	4/12/2011	15,000
Open Market Purchase of Shares	4/13/2011	6,700
Open Market Purchase of Shares	4/13/2011	6,500
Open Market Purchase of Shares	4/14/2011	472
Open Market Purchase of Shares	4/15/2011	800
Open Market Purchase of Shares	4/18/2011	100
Open Market Purchase of Shares	4/19/2011	10,000
Open Market Purchase of Shares	5/6/2011	55,000
Open Market Purchase of Shares	5/6/2011	5,000
Open Market Purchase of Shares	5/13/2011	25,000
Open Market Purchase of Shares	5/13/2011	5,000
Open Market Purchase of Shares	5/16/2011	10,000
Open Market Purchase of Shares	5/19/2011	100
Open Market Purchase of Shares	5/20/2011	3,700
Open Market Purchase of Shares	5/23/2011	15,000
Open Market Purchase of Shares	7/11/2011	21,100
Open Market Purchase of Shares	7/11/2011	40,000
Open Market Purchase of Shares	7/12/2011	12,200
Open Market Purchase of Shares	7/12/2011	11,850
Open Market Purchase of Shares	7/18/2011	25,000
Open Market Purchase of Shares	7/18/2011	12,000
Open Market Purchase of Shares	7/19/2011	1,681
Open Market Purchase of Shares	7/20/2011	16,700
Open Market Purchase of Shares	7/20/2011	50,000
Open Market Purchase of Shares	7/21/2011	8,300
Open Market Purchase of Shares	7/25/2011	4,400
Open Market Purchase of Shares	7/27/2011	5,000
Open Market Purchase of Shares	7/28/2011	15,000
Open Market Purchase of Shares	7/28/2011	15,000
Open Market Purchase of Shares	7/29/2011	10,000
Open Market Purchase of Shares	7/29/2011	5,000
Open Market Purchase of Shares	8/1/2011	7,000
Open Market Purchase of Shares	8/2/2011	8,425
Open Market Purchase of Shares	8/3/2011	20,000
Open Market Purchase of Shares	8/3/2011	27,330
Open Market Purchase of Shares	8/4/2011	27,245
Open Market Purchase of Shares	8/5/2011	50
Open Market Purchase of Shares	8/5/2011	10,700
Open Market Purchase of Shares	8/5/2011	7,800
Open Market Purchase of Shares	8/10/2011	25,500
Open Market Purchase of Shares	8/11/2011	20,000
Open Market Purchase of Shares	8/16/2011	16,200
Open Market Purchase of Shares	8/17/2011	14,400
Open Market Purchase of Shares	8/17/2011	2,400
Open Market Purchase of Shares	8/17/2011	5,000
Open Market Purchase of Shares	8/18/2011	40,000
Open Market Purchase of Shares	8/18/2011	5,000
Open Market Purchase of Shares	8/19/2011	12,016
Open Market Purchase of Shares	8/23/2011	6,700
Open Market Purchase of Shares	8/25/2011	24,000
Open Market Purchase of Shares	8/31/2011	1,700
Open Market Purchase of Shares	8/31/2011	3,000
Open Market Purchase of Shares	9/6/2011	5,300
Open Market Purchase of Shares	9/8/2011	13,800
Open Market Purchase of Shares	9/14/2011	1,700
Open Market Purchase of Shares	9/20/2011	11,500
Open Market Purchase of Shares	9/20/2011	10,000
Open Market Purchase of Shares	9/20/2011	3,500
Open Market Purchase of Shares	9/21/2011	10,000
Open Market Purchase of Shares	9/21/2011	7,500
Open Market Purchase of Shares	9/21/2011	8,100
Open Market Purchase of Shares	9/22/2011	25,000
Open Market Purchase of Shares	9/29/2011	10,700
Open Market Purchase of Shares	9/30/2011	13,231
Open Market Purchase of Shares	9/30/2011	5,000
Open Market Purchase of Shares	10/3/2011	13,000
Open Market Purchase of Shares	10/19/2011	2,000
Open Market Purchase of Shares	10/24/2011	3,000
Open Market Purchase of Shares	10/28/2011	5,000
Open Market Purchase of Shares	11/1/2011	2,500
Open Market Purchase of Shares	11/18/2011	5,000
Open Market Purchase of Shares	11/18/2011	5,000
Open Market Purchase of Shares	11/21/2011	6,500
Open Market Purchase of Shares	11/22/2011	8,683
Open Market Purchase of Shares	11/23/2011	50,916
Open Market Purchase of Shares	11/25/2011	30,000
Open Market Purchase of Shares	11/28/2011	15,400
Open Market Purchase of Shares	1/13/2012	2,000
Open Market Purchase of Shares	1/20/2012	4,000
Open Market Purchase of Shares	1/23/2012	27,730
Open Market Purchase of Shares	1/24/2012	1,518
Open Market Purchase of Shares	1/24/2012	2,900
Open Market Purchase of Shares	1/25/2012	11,679
Open Market Purchase of Shares	1/26/2012	7,912
Open Market Purchase of Shares	1/27/2012	1,670
Open Market Purchase of Shares	1/30/2012	11,870
Open Market Purchase of Shares	1/31/2012	13,431
Open Market Purchase of Shares	2/14/2012	320
Open Market Purchase of Shares	2/17/2012	11,000
Open Market Purchase of Shares	2/17/2012	7,500
Open Market Sale of Shares	5/27/2011	(804)
Open Market Sale of Shares	5/27/2011	(39,000)
Open Market Sale of Shares	5/27/2011	(60,196)
Open Market Sale of Shares	5/31/2011	(50,000)
Open Market Sale of Shares	6/1/2011	(20,298)
Open Market Sale of Shares	6/2/2011	(21,038)
Open Market Sale of Shares	6/3/2011	(1,702)
Open Market Sale of Shares	6/7/2011	(47,627)
Open Market Sale of Shares	6/8/2011	(17,318)
Open Market Sale of Shares	6/9/2011	(9,503)
Open Market Sale of Shares	6/10/2011	(2,803)
Open Market Sale of Shares	6/14/2011	(2,442)
Open Market Sale of Shares	6/20/2011	(3,000)
Open Market Sale of Shares	6/21/2011	(6,039)
Open Market Sale of Shares	6/22/2011	(400)
Open Market Sale of Shares	6/22/2011	(21,543)
Open Market Sale of Shares	6/23/2011	(11,500)
Open Market Sale of Shares	6/24/2011	(600)
Open Market Sale of Shares	6/27/2011	(31,437)
Open Market Sale of Shares	6/28/2011	(8,989)
Open Market Sale of Shares	6/30/2011	(5,953)
Open Market Sale of Shares	7/1/2011	(4,662)
Open Market Sale of Shares	7/5/2011	(9,099)
Open Market Sale of Shares	7/6/2011	(9,800)
Open Market Sale of Shares	7/7/2011	(10,455)
Open Market Sale of Shares	7/13/2011	(25,000)
Open Market Sale of Shares	10/11/2011	(5,000)
Purchase of Call Options	11/29/2011	42,000
Purchase of Call Options	11/30/2011	123,000
Purchase of Call Options	12/23/2011	20,000
Purchase of Call Options	12/27/2011	20,000
Purchase of Call Options	12/28/2011	17,000
Purchase of Call Options	12/29/2011	20,000
Purchase of Call Options	12/30/2011	18,500
Purchase of Call Options	1/3/2012	10,000
Purchase of Call Options	1/5/2012	2,500
Sale of Put Options	11/29/2011	(42,000)
Sale of Put Options	11/30/2011	(123,000)
Sale of Put Options	12/23/2011	(20,000)
Sale of Put Options	12/27/2011	(20,000)
Sale of Put Options	12/28/2011	(17,000)
Sale of Put Options	12/29/2011	(20,000)
Sale of Put Options	12/30/2011	(18,500)
Sale of Put Options	1/3/2012	(10,000)
Sale of Put Options	1/5/2012	(2,500)